Room 4561
        November 7, 2005

Mr. Peter J. Ungaro
Chief Executive Officer and President
Cray, Inc.
411 First Avenue South
Suite 600
Seattle, WA   98104-2860

Re: Cray, Inc.
 Form 10-K for Fiscal Year Ended December 31, 2004
 Filed April 1, 2005
 Form 10-Q for the Quarter Ended June 30, 2005
 Filed August 9, 2005
 Form 8-K filed February 7, 2005
 Form 8-K filed April 15, 2005
 File No. 000-26820

Dear Mr. Ungaro:

                We have reviewed your response to our letter dated
August 18, 2005 in connection with our review of the above
referenced
filings and have the following comments. Please note that we have
limited our review to the matters addressed in the comments below.
We may ask you to provide us with supplemental information so we
may
better understand your disclosure. Please be as detailed as
necessary in your explanation. After reviewing this information,
we
may raise additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 12. Income Taxes, page F-16

1. In response to our Prior Comment No. 4 you indicate that
forecasts
for 2004 were profitable based on continuing sales of the Cray X1
system and successful introduction of new products and that your
forecasts, along with the profitability achieved in the previous
two
fiscal years, was your basis for reducing your valuation allowance
by
$58.5 million in the fourth quarter of fiscal 2003. Provide us
with
your analysis that supports the reversal of the full valuation
allowance in the fourth quarter of fiscal 2003 and your apparent

determination that it was more likely than not you would generate
taxable income to fully realize your deferred tax assets. Also in
your response tell us how you considered paragraphs 17 through 25
of
SFAS 109 in determining that the valuation allowance should be
reversed in the fourth quarter of 2003.

2. We note you disclosed a material weakness in internal controls
over the determination and reporting of the provision for income
taxes, including adjustments to deferred taxes (Item 9A of 2004
10-
K). Tell us the deficiencies in your internal controls over
adjustments to deferred taxes and how, if at all, it impacted your
assessment to reverse the deferred tax valuation allowance in the
fourth quarter of 2003.

3. It appears from your disclosures in the business section and
MD&A
that the sales cycle for your products is lengthy and that your
business is characterized by low volume, high dollar transactions.
Tell us the length of your sales cycle, your sales backlog as of
December 31, 2003 and March 31, 2004 and whether you achieved your
forecasted revenue and net income/loss results for the quarter
ending
March 31, 2004. In addition, tell us how the net loss incurred in
the quarter ended March 31, 2004 impacted your assessment that it
was
more likely than not you would fully realize the deferred tax
asset
recorded in your December 31, 2003 financial statements filed on
April 1, 2004.

4. In your response to our Prior Comment No. 4 you indicate that
you
had cumulative pre-tax income over the past three years.
Considering
you reported a pre-tax loss of $34.2 million in fiscal 2001 tell
us
the three years in which you had pre-tax income.

Form 8-K filed on April 15, 2005

5. Please refer to comment 7 in our letter dated August 18, 2005.
We
have reviewed your response and continue to believe that you have
not
complied with Item 304 of Regulation S-K. Note that although
Deloitte & Touche LLP (D&T) informed your audit committee that
they
would not stand for re-election on April 11, 2005, D&T was still
engaged to provide its attestation report on management`s
assessment
of internal control over financial reporting and to review your
interim financial information to be included in your 10-Q for the
quarter ended March 31, 2005. You have not disclosed whether
there
were any disagreements between you and your former accountants
through the date they completed their services. Therefore, we
reissue our previous comment to amend this Form 8-K to state
whether,
during the two most recent fiscal years and any subsequent period
through the date your former accountants resigned or were not
engaged
to do any further work, there were any disagreements on any matter
of
accounting principles or practices, financial statement
disclosure,
or auditing scope or procedure, which disagreement(s), if not
resolved to the satisfaction of the former accountant, would have
caused it to make reference to the subject matter of the
disagreement(s) in connection with its reports. Additionally, to
the
extent you make changes to the Form 8-K to comply with this
comment,

please obtain and file an updated Exhibit 16 letter from the
former
accountants stating whether the accountant agrees with the
statements
made in your revised Form 8-K.

Form 10-Q for the Quarter Ended June 30, 2005

Item 4 - Controls and Procedures, Page 36

6. We note that your disclosure controls and procedures are not
effective at the end of the period covered by your Form 10-Q due
to
material weaknesses in your internal control over financial
reporting
identified in your 2004 Form 10-K/A. Tell us whether you
identified
any additional material weaknesses or significant deficiencies,
that
when aggregated constitute a material weakness, in your internal
controls over financial reporting through the end of the period
covered by your June 30, 2005 10-Q that were not disclosed in your
2004-10-K/A. If so, amend your filing to disclose these material
weaknesses.

7. We note you disclose certain remedial actions implemented to
address the material weaknesses and significant deficiencies in
your
internal controls over financial reporting and that you are
involved
in ongoing efforts to address the material weaknesses and
significant
deficiencies addressed in your 2004 review. Revise to disclose
the
remedial actions implemented, in addition to hiring a CFO and full
time director, if any, to address your material weaknesses and
significant deficiencies in internal controls over financial
reporting. In addition tell us, and revise to disclose, the
remedial
actions you have implemented to address the ineffectiveness of
your
disclosure controls and procedures.

******

         Please respond to these comments within 10 business
days
or tell us when you will provide us with a response. Please
understand that we may have additional comments after reviewing
your
responses to our comments.

 You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225
or
me at (202) 551-3730 you have questions regarding these comments.

Sincerely,

        Kathleen Collins
        Accounting Branch Chief